SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   August 2009

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
333-127491 and 333-150197 and Form S-8 Registration Statement File No.
333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Announces Second Quarter 2009 Results dated August 26, 2009.

                                                                          ITEM 1

        RADA Electronic Industries Announces Second Quarter 2009 Results


Press Release

Source: RADA Electronic Industries Ltd.

On Wednesday August 26, 2009, 9:30 am EDT

NETANYA, Israel, Aug. 26, 2009 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) reported today its financial results for the second quarter ended June 30, 2009. Revenues were $3.0 million compared to $3.6 million in the second quarter of 2008. Operating loss for the second quarter of 2009 was $647,000 compared to operating loss of $376,000 in the second quarter of 2008. The company reported a net loss of $951,000 for the second quarter of 2009, compared to a net loss of $672,000 in the second quarter of 2008.

For the six-month period ended June 30, 2009, revenues were $7.1 million, a decrease of 2.6% compared with revenues of $7.3 million for the same period in 2008. In the six months ended June 30, 2009, gross profit increased 47% to $1.8 million from $1.3 million in the 2008 period and gross margin was 26% up from 17% in the 2008 period. Operating expenses in the 2009 period were $2.5 million compared to $1.9 million for the same period in 2008. Operating expenses for the period ended June 30, 2009 includes $882,000 of research and development expenses compared to $232,000 of research and development expenses in the same period in 2008. Financial expenses were $200,000 in the 2009 period compared with financial expenses of $726,000 in the period ended June 30, 2008, which expenses were significantly impacted by currency fluctuations of the exchange rate of the U.S. dollar against the Israeli Shekel (financial income of $130,000 and financial expenses of $196,000 for the periods ended June 30, 2009 and 2008, respectively). As a result, the Company reported a net loss of $0.9 million or $0.10 per share for the six-month period ended June 30, 2009. This compares with a net loss of $1.4 million or $0.16 per share, for the comparable period in 2008.

Commenting on the results, Zvika Alon, RADA's CEO said, "The increase in research and development expenses to support future product development has significantly affected the results during the first half of 2009. We expect that our R&D efforts will continue during the second half of 2009. Our order backlog continued to increase during the second quarter; therefore we maintain our expectation for an improvement in our operating results."

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in data recording and management (Digital Video & Data Recorders, Ground Debriefing Stations Head-Up Display Cameras), inertial navigation systems, avionics solutions (Trainer Aircraft Upgrades, Stores Management Systems, Interface Computers) and avionics systems for UAVs.

Note:

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

 CONSOLIDATED BALANCE SHEETS
 U.S. dollars in thousands, except share and per share data


                                                    June 30,  Dec. 31,
            ASSETS                                    2009      2008
                                                   ---------  --------
                                                   Unaudited   Audited
                                                   ---------  --------
 CURRENT ASSETS:
   Cash and cash equivalents                        $  1,529  $    964
   Restricted cash                                       544       793
   Trade receivables (net of allowance
    for doubtful accounts of $59 and $60 at
    June 30, 2009 and December 31, 2008,
    respectively)                                      2,959     3,434
   Other receivables and prepaid expenses                928       597
   Costs and estimated earnings in excess
    of billings on uncompleted contracts               1,469     2,210
   Inventories                                         4,823     4,409
                                                   ---------  --------

 Total current assets                                 12,252    12,407
                                                   ---------  --------

 LONG-TERM RECEIVABLES AND DEPOSITS:
   Long-term receivables                                 770       803
   Leasing deposits                                       60        56
                                                   ---------  --------

 Total long-term receivables and deposits                830       859
                                                   ---------  --------

 PROPERTY, PLANT AND EQUIPMENT, NET                    3,475     3,699
                                                   ---------  --------

 OTHER ASSETS:
   Intangible assets, net                                752       972
   Goodwill                                              587       557
                                                   ---------  --------

 Total other assets                                    1,339     1,529
                                                   ---------  --------

 Total assets                                       $ 17,896  $ 18,494
                                                   =========  ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit and current
    maturities of long-term loans                   $    156  $    162
   Trade payables                                      1,645     2,760
   Other payable and accrued expenses                  5,103     3,860
   Billings in excess of costs and estimated
    earnings on uncompleted contracts                     73        43
                                                   ---------  --------

 Total current liabilities                             6,977     6,825
                                                   ---------  --------

 LONG-TERM LIABILITIES:
   Long-term loan                                         --        33
   Loans from shareholders, net                        1,528     1,546
   Convertible note from a shareholder, net            2,210     1,980
   Accrued severance pay and other long term
    liability                                            491       558
                                                   ---------  --------

 Total long-term liabilities                           4,229     4,117
                                                   ---------  --------

 MINORITY INTERESTS                                      561       556
                                                   ---------  --------
 SHAREHOLDERS' EQUITY
   Share capital -
     Ordinary shares of NIS 0.015 par value
      - Authorized: 16,333,333 shares at
      June 30, 2009 and December 31, 2008;
      Issued and outstanding: 8,858,553 at
      June 30, 2009 and December 31, 2008                119       119
   Additional paid-in capital                         69,535    69,495
   Accumulated other comprehensive income                319       317
   Accumulated deficit                               (63,844)  (62,935)
                                                   ---------  --------

 Total shareholders' equity                            6,129     6,996
                                                   ---------  --------
 Total liabilities and shareholders' equity         $ 17,896  $ 18,494
                                                   =========  ========

 CONSOLIDATED STATEMENTS OF OPERATIONS
 U.S. dollars in thousands, except per share data


                                       Six months       Three months
                                         ended             ended
                                        June 30,          June 30,
                                    ----------------  ----------------
                                      2009     2008     2009     2008
                                    -------  -------  -------  -------
                                                (Unaudited)
                                    ----------------------------------
 Revenues                           $ 7,115  $ 7,307  $ 3,020  $ 3,616

 Cost of revenues                     5,275    6,055    2,429    3,001
                                    -------  -------  -------  -------

 Gross profit                         1,840    1,252      591      615
                                    -------  -------  -------  -------

 Operating expenses:
   Research and development             882      232      408      138
   Marketing and selling                719      699      389      332
   General and administrative           943    1,016      441      521
                                    -------  -------  -------  -------

 Total operating expenses:            2,544    1,947    1,238      991
                                    -------  -------  -------  -------

 Operating loss                        (704)    (695)    (647)    (376)
 Financial expense, net                 200      726      295      294
                                    -------  -------  -------  -------

                                       (904)  (1,421)    (942)    (670)
 Minority interests
  in profits of a subsidiary              5       21        9        2
                                    -------  -------  -------  -------

 Net loss                           $  (909) $(1,442) $  (951) $  (672)
                                    =======  =======  =======  =======

 Net loss per share:

   Basic and diluted net loss
    per share                       $ (0.10) $ (0.16) $ (0.11) $ (0.08)
                                    =======  =======  =======  =======





Contact:

RADA Electronic Industries Ltd.
Shiri Lazarovich- C.F.O
011-972-9-8921111

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                   Herzle Bodinger
                                                   President and Chairman




Date:  August 26, 2009